Daniel B. Eng 45 Fremont Street, Suite 3000 San Francisco, California 94105 Daniel.Eng@lewisbrisbois.com Direct: 415.262.8508

January 16, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Jimmy McNamara

Re:	Calidi Biotherapeutics, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed January 8, 2024

File No. 333-274885

Dear Mr. McNamara:

On behalf of Calidi Biotherapeutics, Inc. (the “Company”), we are submitting this letter in response to the Securities and Exchange Commission’s (“SEC’s”) staff comment letter dated January 10, 2024. We have reproduced the text of the staff’s comments in bold-faced type and have provided our responses. Terms used in our responses that are not defined shall have the same meaning as defined in Amendment No. 3 to the Company’s Registration Statement on Form S-1 concurrently filed with the Commission.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors

The Settlement Amount, if any, to Be Paid Under the Forward Purchase Agreements is subject to adjustment, page 62

1.	We note your response to prior comment 3 and re-issue in part. Please disclose the risks and benefits to each of Calidi and the Sellers based upon how the forward purchase agreements operate, including a clear description of Calidi’s maximum monetary and dilutive exposure arising under these agreements and when such exposure would arise.

The Company has revised the risk factor on page 62 and “Forward Purchase Agreement” discussion beginning on page 120 to clarify the reasons for entering into the Forward Purchase Agreements and related agreements, the number of shares subject to the Forward Purchase Agreements and the reason why the Company believes that it will not receive a settlement amount under the Forward Purchase Agreements. In this regard, the Company has disclosed on pages 120 and 121 the benefits and risks to Calid and the Sellers.

ARIZONA ● CALIFORNIA ● COLORADO ● CONNECTICUT ● DELAWARE ● FLORIDA ● GEORGIA ● ILLINOIS ● INDIANA ● KANSAS ● KENTUCKY ● LOUISIANA ● MARYLAND ● MASSACHUSETTS ● MINNESOTA ● MISSISSIPPI ● MISSOURI ● NEVADA ● NEW JERSEY ● NEW MEXICO ● NEW YORK ● NORTH CAROLINA ● OHIO ● OREGON ● PENNSYLVANIA ● RHODE ISLAND ● TENNESSEE ● TEXAS ● UTAH ● VIRGINIA ● WASHINGTON ● WASHINGTON D.C. ● WEST VIRGINIA

Jimmy McNamara

January 16, 2024

Management’s Discussion and Analysis

Company Overview, page 64

2.	We note your revised disclosure that you will be required to raise additional capital. As requested by prior comment 4, please discuss the effect this offering could have on the company’s ability to raise additional capital.

In light of the staff’s comment, we have revised the risk factor on page 60 and disclosure on page 65 of the MD&A section to state that a sale of a substantial number of shares under the current registration statement may adversely affect the share price that the Company may obtain in future financings and to conduct and complete future financings.

Please let the undersigned know if the staff has further questions or comments.

Very truly yours,

/s/ Daniel B. Eng of
LEWIS BRISBOIS BISGAARD & SMITH llp

DBE

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com